EXHIBIT 3(ii)a

                            MERRIMAC INDUSTRIES, INC.

                                BY-LAW AMENDMENT

                            ADOPTED ON MARCH 12, 1997

                            EFFECTIVE MARCH 12, 1997



         The By-Laws of Merrimac Industries, Inc. were amended by deleting
Section 2.1 in its entirety and inserting the following in lieu thereof:

                  "2.1. Annual Meeting. The annual meeting of shareholders shall be held at the principal office of the Corporation, or at such other place within or without the State of New Jersey, and at such time, as shall be determined by the board of directors, on the last Thursday in April of each year, or on such other day as the board of directors may designate. Such annual meeting shall be held for the purpose of electing directors, and for the transaction of such other business as may be required by law or these by-laws or as may properly come before the meeting."